Filed by Yamana Gold Inc.
pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Meridian Gold Inc.
Commission File Number: 333-146361
Date: October 18, 2007

NEWS RELEASE

YAMANA GOLD ANNOUNCES SENIOR OPERATING, EXPLORATION AND EXECUTIVE TEAMS, NEW BOARD APPOINTMENTS AND STRATEGIC PLAN

Toronto, Ontario, October 18, 2007 - YAMANA GOLD INC. (TSX: YRI; NYSE: AUY; LSE: YAU) today announced the completion of the initial and most important phase of its transition and integration plan relating to the combination of Yamana, Meridian Gold and Northern Orion and the strategic plan of the combined company moving forward.

Appointments of Management and Board of Directors

The following is a summary of the management appointments and integration implemented to date.

•                  Appointment and promotion of new senior vice president and vice president positions forming the core of the executive management team whose members come from the São Paulo, Reno and Toronto offices:

•                  Appointment of Darcy Marud as Senior Vice President, Exploration responsible for the exploration program and efforts throughout the Company;

•                  Appointment of Edgar Smith as Vice President, Operations responsible for operations in Chile including El Peñón and Minera Florida;

•                  Appointment and promotion of Ludovico Costa as Senior Vice President, Operations responsible for all of the operations of the Company;

•                  Appointment and promotion of Evandro Cintra as Vice President, Technical Services responsible for the company’s extensive near development and development stage projects;

•                  Appointment and promotion of Charles Main as Senior Vice President, Finance and Chief Financial Officer;

•                  Appointment and promotion of Greg McKnight as Senior Vice President, Business Development; and

•                  Appointment of Darrin Rohr as Vice President, Human Resources.

•                  Retention of the entire exploration and operations groups at all companies from the Reno and South America offices;

•                  Retention of most of the accounting group at Meridian’s Reno office; and

•                  Retention of all general managers and senior managers at the Company’s seven mines.

Senior executive management will continue to be headed by Peter Marrone as Chairman and Chief Executive Officer and Antenor Silva as President and Chief Operating Officer. The senior management team also includes Jacqueline Jones as Vice President, Legal and General Counsel and Assistant Corporate Secretary and Jodi Peake as Vice President, Public and Investor Relations.

The integration combines and complements the core competencies and skill sets of various groups in the respective companies. In particular, it recognizes:

•                  The significant exploration expertise and intellectual property from Meridian complemented by the equally significant construction and development expertise from Yamana;

•                  Contribution of operational depth from both companies;

•                  Corporate and management strength from Yamana; and

•                  Accounting strength from both companies

This brings together all the best practices and personnel in the various disciplines of company management.

“Yamana is entering the next phase of growth – one that is full of potential represented by the addition of resources and talent from both Meridian and Northern Orion. To fully realize that potential, we have moved quickly to build the executive team for the new company,” said Peter Marrone, chairman and chief executive officer of Yamana. “In every respect, Yamana has never been stronger and with this team, we fully expect to achieve progressively higher levels of strategic and operational excellence. There is similarity in culture and approach and a great mix of talents. The team has now undertaken a process of determining the value added we intend to provide for all of our mines and properties.”

Yamana has also appointed from the Meridian Board of Directors Robert A. Horn, Richard P. Graff and Carl L. Renzoni to its Board of Directors effective October 16, 2007. These appointments supplement Yamana’s existing board. The total board is now comprised of ten board members.

Mr. Horn previously served as Vice President, Exploration for Inco Limited, FMC Gold Company and BP Canada. He has been on Meridian’s board since 2004 and is a member of the compensation committee.

Mr. Graff is a retired partner from Pricewaterhouse Coopers LLP where he served as the audit leader in the United States for the mining industry. Mr. Graff has been on Meridian’s board since 2005 and is the chairman of the audit committee and serves on the corporate governance committee. Mr. Graff will also join the Company’s audit committee.

Mr. Renzoni retired from BMO Nesbitt Burns in 2001 where he was employed since 1969 and most recently served as a managing director. Mr. Renzoni has been on Meridian’s board since 2000 and serves as the chairman of the corporate governance committee.

“With their impressive public sector credentials and industry knowledge, Mr. Horn, Mr. Graff and Mr. Renzoni represent a strong addition to the expertise of our existing board,” said Peter Marrone, chairman and chief executive officer of Yamana. “We look forward to benefiting from their collective experience,” added Mr. Marrone.

Strategic Plan

Yamana’s strategic plan is focused on organic growth initially targeting production of 1.2 million ounces of gold in 2008 and progressively increasing to a sustainable level of 2.2 million ounces of gold in 2012. Production at these levels will be driven from enhancements, expansions, improvements and development of existing assets. Exploration successes from the Company’s impressive and robust exploration portfolio will support and supplement these levels.

Specific aspects of the strategic plan include the following:

•                  Sustainability of production;

•                  Low cost production both before, and particularly after, by-product credits;

•                  Focus on growth in resources, production, cash flow and earnings;

•                  Organic resource and production growth from development of existing projects and further exploration efforts from one of the most impressive portfolios of exploration concessions in the Americas;

•                  Focus on locations friendly to industry, and mining in particular, with mining pedigree, culture and history;

•                  Focus on areas with developed infrastructure;

•                  Focus on programs with manageable and modest capital costs;

•                  Results driven approach to exploration, development, construction and operations;

•                  Ensuring priority is given to environmental, community, health and safety issues; and

•                  Focus on government, community and social relations.

Yamana owns seven producing mines, two of which are undergoing expansion, five development stage projects and an extensive exploration portfolio in the Americas. Yamana’s mining approach is to target low cost of production both in reliance on and independently of by-product credits.

The principal components of targeted production to a sustainable production level of 2.2 million ounces of gold in 2012 include the following:

•                  Increasing sustainable gold production at the Chapada mine from a baseline of 170,000 ounces of gold in addition to copper with plant capacity increases;

•                  Increasing production at the El Peñón mine initially to 420,000 gold equivalent ounces (GEO) and potential to achieve approximately 500,000 ounces (GEO) with modest plant capacity increases and tailings improvements;

•                  Increasing production at the Jacobina mine to exceed 200,000 ounces of gold largely from development of new mine areas including Canavieiras and Morro do Vento;

•                  Increasing production at the Gualcamayo property from an initial target of 200,000 ounces of gold to over 300,000 ounces of gold from growing resources at satellite and potential underground areas;

•                  Increase production at the Minera Florida mine to approximately 120,000 ounces of gold from plant capacity increases;

•                  Develop the Mercedes property to a production level of up to 200,000 ounces of gold per year with a target date for production of 2009;

•                  Develop the C1 Santa Luz property to over 100,000 ounces of gold per year with a target date for a feasibility study of December 2007;

•                  Develop the Jeronimo project to a production level of 150,000 ounces of gold per year;

•                  Pursue an expansion at the San Andrés mine for a production level of 90,000 to 100,000 ounces of gold per year;

•                  Improvements and enhancements at the São Francisco mine to increase production to up to 140,000 ounces of gold per year; and

•                  Continue development efforts at the São Vicente, La Pepa, Amancaya and other projects.

“Yamana has always believed in a three-pronged strategy to achieve sustained growth — by focusing on operational excellence and enhanced mine-site production, through exploration and through strategic acquisitions that deliver value,” continued Mr. Marrone. “By communicating the core elements within our strategic plan, in addition to production targets by mine-site, Yamana is clearly ready to deliver upon each key growth strategy.”

Analyst Day

Yamana will be hosting an analyst day in Toronto today, Thursday, October 18, 2007. Presentations by Peter Marrone, Chairman and CEO, and Antenor Silva, President and COO, will be webcast live on October 18, 2007 at 9:15 am (EST). The webcast can be accessed on the Company’s website at www.yamana.com. Further presentations will be made by exploration and operations personnel of the combined company and will be available on Yamana’s website.

About Yamana

Yamana is a Canadian gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina and Central America. Pending completion of the Meridian Gold transaction, the company’s portfolio will also include mines and properties in Chile, Mexico and the United States. Yamana is producing gold at intermediate company production levels in addition to significant copper production. Yamana’s management plans to continue to build on this base through the advancement of its exploration properties and by targeting other gold consolidation opportunities in the Americas.

MEDIA CONTACT:

Mansfield Communications Inc.

Hugh Mansfield

(416) 599-0024

FOR FURTHER INFORMATION:
Jodi Peake	Krista Muhr
Vice President, Public and Investor Relations	Senior Manager, Investor Relations
(416) 815-0220	1-800-572-4519
Email: investor@yamana.com	Email: krista.muhr@meridiangold.com
www.yamana.com

IMPORTANT NOTICE:  This press release does not constitute an offer to buy or an invitation to sell, any of the securities of Yamana, Northern Orion or Meridian. Such an offer may only be made pursuant to a registration statement and prospectus filed with the U.S. Securities and Exchange Commission and an offer to purchase and circular filed with Canadian securities regulatory authorities. Yamana has filed with the U.S. Securities and Exchange Commission Registration Statements on Form F-10 as well as a Schedule TO tender offer statement, both of which include the offer and take-over bid circular relating to the Meridian offer as amended by notices of variation and extension. A notice of extension and subsequent offering period will be mailed to Meridian shareholders and filed with Canadian and US securities regulatory authorities shortly. Investors and security holders are urged to read the Registration Statements, the offer and take-over bid circular, the notices of variation and extension and notice of extension and any other relevant documents filed with the SEC and Canadian securities regulators, regarding the proposed business combination transaction because they contain important information. Investors may obtain a free copy of the offer and take-over bid circular, notices of variation and extension, the notice of extension, the notice of extension and subsequent offering period and other documents filed by Yamana with the SEC at the SEC’s website at www.sec.gov. The offer and take-over bid circular, notices of variation and extension, the notice of extension, the notice of extension and subsequent offering period and other documents may also be obtained for free on Yamana’s website at www.yamana.com or by directing a request to Yamana’s investor relations department.

Persons who are resident in the United Kingdom should note the following points:

(i)                                   the formal offer and takeover-bid circular issued to Meridian shareholders (“Offer and Circular”) does not constitute a prospectus for the purposes of the Prospectus Rules (“Prospectus Rules”) published by the Financial Services Authority of the United Kingdom (the “FSA”). Accordingly, the Offer and Circular has not been, and will not be, approved by the FSA or by London Stock Exchange plc. No action has been or is intended to be taken by Yamana or by Genuity Capital Markets or Canaccord Capital Corporation, or any of their affiliated entities, that would permit a public offer of Yamana Common Shares to be made in the United Kingdom, which would require an approved prospectus to be made available to the public in the United Kingdom (in accordance with the United Kingdom Financial Services and Markets Act 2000 (“FSMA”) and the Prospectus Rules before such an offer was made.

(ii)                                The Offer has been made to or directed at, and deposits of Meridian shares will be accepted from, only those shareholders in the United Kingdom who are (or who are acting on behalf of), and who are able to establish to the satisfaction of Yamana that they are (or are acting on behalf of): “qualified investors” within the meaning of section 86(7) of FSMA, and who are also persons falling within Article 19(5) or Article 49(2)(a) to (d) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005. UK shareholders receiving the Offer and Circular should consult with their legal advisors to determine whether they are eligible to receive and accept the Offer.

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” and “forward-looking information” under applicable Canadian securities laws. Except for statements of historical fact, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Assumptions upon which such forward-looking statements are based include Yamana’s ability to acquire 100% of the shares of Meridian; the successful completion of new development projects, planned expansions or other projects within the timelines anticipated and at anticipated production levels; the accuracy of reserve and resource estimates, grades, mine life and cash cost estimates; whether mineral resources can be developed; title to mineral properties; financing requirements; and general economic conditions. Many of these assumptions are based on factors and events that are not within the control of Yamana and there is no assurance they will prove to be correct. Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include changes in market conditions, variations in ore grade or recovery rates, risks relating to international operations, fluctuating metal prices and currency exchange rates, changes in project parameters, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, the business of Northern Orion, Meridian and Yamana not being integrated successfully or such integration proving more difficult, time consuming or costly than expected as well as those risk factors discussed or referred to in the annual Management’s Discussion and Analysis and Annual Information Form for each of Yamana, Northern Orion and Meridian filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Annual Report on Form 40-F of each of Yamana and Meridian filed with the United States Securities and Exchange Commission. Although Yamana has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Yamana undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change, except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements.